SOL STRATEGIES' HOUDINI REPORTS OCTOBER TRANSACTION VOLUME OF US$106 MILLION, UP 19% FROM SEPTEMBER

Houdini Completes Move to Houdini.com and Unveils Complete Website and App Rebranding and Redesign

TORONTO, November 12, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high-performance blockchain and privacy technologies, today announced that Houdini Swap ("Houdini"), its wholly-owned, non-custodial, privacy-focused cross-chain swap aggregator, processed approximately US$106 million (approximately $150 million CAD) in transaction volume in October 2026, a 19% increase from approximately US$89 million in September 2026. The Company also announced that Houdini has moved to its new primary domain, houdini.com, unveiling a complete website and app rebranding and redesign.

October's volume reflects another period of continued month-over-month growth since the Company completed its acquisition of Houdini on June 1, 2026, supported in part by new distribution partnerships.

Michael Hubbard, CEO of SOL Strategies, said: "Houdini delivered another exceptional month of volume growth in October, highlighting the success of the initiatives we've implemented since completing this acquisition. The move to houdini.com, a refreshed user interface and new logo, reflect what Houdini has become: a modern, privacy-first digital asset platform. We believe this infrastructure, along with the actions we've taken, position Houdini for accelerated growth well beyond swaps."

Houdini Moves to Houdini.com

On November 10, 2026, Houdini moved its website, app and documentation from houdiniswap.com to houdini.com:

● houdiniswap.com → houdini.com

● app.houdiniswap.com → app.houdini.com

● docs.houdiniswap.com → docs.houdini.com

The new domain provides a concise name that directly conveys the full scope of the Houdini brand and product. The previous name was tied to Houdini's legacy functions, limiting the brand to a single feature. Today, Houdini supports a much wider range of capabilities including sending, paying and splitting, in addition to swapping, with further features planned for the future.

Full Rebrand and Redesign

Concurrent with the domain migration, Houdini unveiled a complete rebrand and redesign of both its website and app, repositioning Houdini from its origins as a crypto-native project to a modern digital asset platform, while highlighting its status as a subsidiary of a larger, Nasdaq-listed company.

A Simpler Swap Experience

● Two route types instead of three: Private, Standard and decentralized exchange (DEX) routes have been consolidated into Private and Standard.

● Private, Houdini's flagship privacy route, is now featured prominently.

● Standard  covers standard exchange routes and displays an on-chain DEX route only when no exchange route is available. Houdini's DEX technology remains in place for this fallback and for its extended three-leg memecoin routes.

● Easier way to connect and trade from any wallet

● Houdini Pay has moved from the site header into the swap widget.

● Numerous quality-of-life and interface improvements, with additional upgrades expected shortly after the migration.

No Action Required for Partners or Users

Houdini's partner API, widget and integrations remain unchanged, and partners and users do not need to take any action. All existing links and bookmarks automatically forward to the corresponding page on houdini.com.

About Houdini Swap

Houdini is a non-custodial, privacy-focused cross-chain swap aggregator. It breaks the on-chain link between sender and receiver by routing transactions across 120+ blockchain networks and off-chain exchange partners, without ever holding user funds. Houdini has processed more than US$3 billion in cumulative transaction volume. Houdini is owned by SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE). Learn more at houdini.com.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, ir@solstrategies.io , 416-480-2488

Phil Carlson, KCSA Strategic Communications, stke@kcsa.com, 212-896-1233

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the expected continued growth in Houdini's transaction volume and the factors contributing to such growth, some of which may be outside the Company's control; the anticipated benefits of Houdini's domain migration, rebrand and redesign; the expected timing and nature of additional product features and interface upgrades; the expected continued operation of Houdini's partner API, widget and integrations and the forwarding of legacy links; and the anticipated benefits of Houdini's distribution partnerships. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, employees or agents make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.